Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025

Condensed Consolidated Interim Statements of Financial Position
At March 31, 2026 and December 31, 2025
(Expressed in thousands of United States dollars)
(Unaudited)

	Note	March 31, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents		$362,965	$407,355
Marketable securities	4	136,654	162,683
Trade and other receivables		61,149	65,468
Inventories	5	392,045	369,759
Prepaid expenses		33,474	26,352
Other current assets		2,022	10,608
Assets held for sale	3	—	928,332
		988,309	1,970,557
Non-current assets
Restricted cash		9,727	7,567
Inventories	5	433,152	368,130
Mineral properties, plant and equipment	6	7,948,829	7,910,329
Other non-current assets	7	276,038	278,812
Total assets		$9,656,055	$10,535,395

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$335,525	$302,420
Income taxes payable		92,959	153,118
Current portion of loans and borrowings	8	29,080	181,330
Current portion of deferred revenue	9	101,779	127,597
Current portion of derivative liabilities	10(b)	169,576	184,171
Other current liabilities		68,902	82,663
Liabilities relating to assets held for sale	3	—	230,675
		797,821	1,261,974
Non-current liabilities
Loans and borrowings	8	585,649	1,373,350
Deferred revenue	9	166,284	165,130
Derivative liabilities	10(b)	49,098	46,710
Reclamation and closure cost provisions		232,303	229,787
Deferred income tax liabilities		1,447,497	1,411,851
Other non-current liabilities		252,183	251,286
Total liabilities		3,530,835	4,740,088
Shareholders’ equity
Common shares		4,903,602	4,874,712
Reserves		83,989	93,081
Accumulated other comprehensive income		11,042	7,516
Retained earnings		1,126,587	819,998
Total equity		6,125,220	5,795,307
Total liabilities and equity		$9,656,055	$10,535,395
Contingencies (notes 3, 10(b)(iii) and 19)
Subsequent events (notes 8(a) and 11(b))
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Income (Loss)
For the three months ended March 31, 2026 and 2025
(Expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

	Note	2026	2025(1)
Continuing operations
Revenue		$861,593	$265,706
Cost of sales
Operating expense	12	(310,901)	(196,064)
Depreciation and depletion		(111,936)	(50,832)
		(422,837)	(246,896)
Income from mine operations		438,756	18,810

Care and maintenance expense		(20,771)	(9,945)
Exploration and evaluation expense		(6,287)	(695)
General and administration expense	13	(21,466)	(17,366)
Income (loss) from operations		390,232	(9,196)

Finance expense		(31,693)	(46,427)
Finance income		4,201	1,801
Other expense	14	(48,729)	(15,720)
Income (loss) before income taxes from continuing operations		314,011	(69,542)

Income tax expense		(126,841)	(8,961)
Net income (loss) from continuing operations		187,170	(78,503)

Discontinued operations
Net income from discontinued operations	3	122,941	3,024
Net income (loss)		$310,111	$(75,479)

Net income (loss) per share
Basic	15	$0.39	$(0.17)
Diluted	15	$0.38	$(0.17)
Net income (loss) per share - continuing operations
Basic	15	$0.24	$(0.17)
Diluted	15	$0.23	$(0.17)
Weighted average shares outstanding
Basic	15	788,596,532	455,731,465
Diluted	15	825,750,643	455,731,465
(1)    Restated. See note 3.
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2026 and 2025
(Expressed in thousands of United States dollars)
(Unaudited)

	2026	2025
Net income (loss)	$310,111	$(75,479)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to net income or loss:
Net fair value gain (loss) relating to marketable securities:
Held at the end of the period	11,354	(2,122)
Derecognized during the period	3,762	(678)
Income tax expense relating to fair value gain (loss) on marketable securities	(472)	—
	14,644	(2,800)
Total comprehensive income (loss)	$324,755	$(78,279)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2026 and 2025
(Expressed in thousands of United States dollars)
(Unaudited)

	Note	2026	2025
Cash provided by (used in):
Operating activities
Net income (loss) for the period		$310,111	$(75,479)
Adjustments for:
Depreciation and depletion		116,100	97,561
Finance expense		32,130	48,333
Amortization of deferred revenue	9	(28,857)	(13,125)
Change in fair value of derivatives		18,857	10,206
Settlements of derivatives	10	(16,537)	(7,360)
Gain on sale of Brazil operations	3	(105,645)	—
Loss on extinguishment of debt	8(a)(b)	32,616	—
Unrealized foreign exchange loss		5,504	7,081
Income tax expense		135,960	10,626
Income taxes paid		(141,079)	(18,429)
Other		(18,156)	13,891
Operating cash flow before changes in non-cash working capital		341,004	73,305
Changes in non-cash working capital	17	(104,162)	(18,820)
		236,842	54,485
Investing activities
Expenditures on mineral properties, plant and equipment		(184,842)	(93,800)
Net proceeds on sale of Brazil operations	3	845,181	—
Proceeds from disposition of marketable securities	4	41,146	3,023
Investment in Calibre Mining Corp.		—	(40,000)
Other		7,495	(2,703)
		708,980	(133,480)
Financing activities
Proceeds from loans and borrowings	8	14,308	40,000
Repayments of loans and borrowings	8	(977,189)	—
Repayments of other financing arrangements		(8,950)	(4,108)
Interest paid		(16,713)	(28,432)
Lease payments		(7,337)	(6,735)
Repurchase of common shares	11(a)	(4,710)	—
Dividends paid	11(b)	(11,838)	—
Other		2,030	9,708
		(1,010,399)	10,433
Effect of foreign exchange on cash and cash equivalents		(2,462)	2,120
Decrease in cash and cash equivalents		(67,039)	(66,442)
Change in cash and cash equivalents held for sale		22,649	—
Cash and cash equivalents – beginning of period		407,355	239,329
Cash and cash equivalents – end of period		$362,965	$172,887
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2026 and 2025
(Expressed in thousands of United States dollars, except number of shares)
(Unaudited)

		Common Shares
	Note	Number	Amount	Reserves	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance – December 31, 2025		785,632,450	$4,874,712	$93,081	$7,516	$819,998	$5,795,307
Shares issued on exercise of stock options and warrants and settlement of restricted share units		3,753,162	30,798	(10,858)	—	—	19,940
Shares repurchased and cancelled	11(a)	(307,100)	(1,908)	—	—	(2,802)	(4,710)
Share-based compensation		—	—	1,766	—	—	1,766
Dividends paid	11(b)	—	—	—	—	(11,838)	(11,838)
Disposition of marketable securities	4	—	—	—	(11,118)	11,118	—
Net income and total comprehensive income		—	—	—	14,644	310,111	324,755
Balance – March 31, 2026		789,078,512	$4,903,602	$83,989	$11,042	$1,126,587	$6,125,220

Balance – December 31, 2024		455,232,521	$2,798,820	$74,100	$(89,027)	$613,659	$3,397,552
Shares issued on exercise of stock options and settlement of restricted share units		850,365	5,139	(4,210)	—	—	929
Share-based compensation		—	—	2,879	—	—	2,879
Disposition of marketable securities		—	—	—	15,132	(15,132)	—
Net loss and total comprehensive loss		—	—	—	(2,800)	(75,479)	(78,279)
Balance – March 31, 2025		456,082,886	$2,803,959	$72,769	$(76,695)	$523,048	$3,323,081
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

1.    NATURE OF OPERATIONS
Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange (the “TSX”) in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company’s corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.
Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.
On January 23, 2026, the Company completed the sale of its 100% interest in the Aurizona Mine (“Aurizona”), Bahia Complex and RDM Mine located in Brazil (collectively, the “Brazil Operations”). The assets and liabilities relating to the Brazil Operations were classified as held for sale at December 31, 2025 and presented as discontinued operations for the three months ended March 31, 2026 and 2025 (note 3).
All of the Company’s principal properties are located in the Americas. Details of the Company’s wholly owned principal properties and material subsidiaries as at March 31, 2026 are as follows:

	Ownership interest in subsidiary	Location	Principal property	Principal activity
Subsidiary
Premier Gold Mines Hardrock Inc. and PAG Holding Corp.	100%	Canada	Greenstone Mine (“Greenstone”)	Production
Marathon Gold Corporation	100%	Canada	Valentine Gold Mine (“Valentine”)	Production
Western Mesquite Mines, Inc.	100%	USA	Mesquite Mine (“Mesquite”)	Production
Desarrollo Minero de Nicaragua S.A.	100%	Nicaragua	La Libertad Mine Complex (“Libertad”)	Production
Triton Minera S.A.	100%	Nicaragua	El Limon Mine Complex (“Limon”)	Production
Castle Mountain Ventures	100%	USA	Castle Mountain Mine (“Castle Mountain”)	Development
Desarollos Mineros San Luis S.A. de C.V.	100%	Mexico	Los Filos Mine Complex (“Los Filos”)	Development
2.    BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements do not include all the information required for annual financial statements prepared using International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025.
These unaudited condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on May 6, 2026.
(b)Presentation currency
Except as otherwise noted, these unaudited condensed consolidated interim financial statements are presented in United States dollars (“$”, “US dollars” or “USD”). All references to C$ or “CAD” are to Canadian dollars.
(c)Material accounting policies
Except as described in note 3, the material accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2025.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

2.    BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (CONTINUED)
(d)Amended IFRS standards effective January 1, 2026
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) effective January 1, 2026 on a prospective basis.
The amendments to IFRS 9 clarify that unless the Company makes an election as described below, a financial liability is derecognized on the settlement date, which is the date on which the liability is extinguished. The amendments permit the Company to elect, when settling a financial liability or part of a financial liability in cash using an electronic payment system, to deem the financial liability, or part of it, to be extinguished before the settlement date if the Company has initiated a payment instruction that resulted in: (a) the Company having no practical ability to withdraw, stop or cancel the payment instruction; (b) the Company having no practical ability to access the cash to be used for settlement as a result of the payment instruction; and (c) the settlement risk associated with the electronic payment system being insignificant. The Company applied the amendments to IFRS 9 effective January 1, 2026, which did not have a material impact on the Company’s consolidated financial statements for the three months ended March 31, 2026.
The amendments to IFRS 7 added requirements relating to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”) to disclose separately the change in fair values presented in other comprehensive income for investments derecognized during the reporting period and those held at the end of the reporting period. In addition, entities are required to disclose information to help users understand the effect of contingent features that are unrelated to basic lending risks and costs that could change the contractual cash flows of a financial asset measured at amortized cost or FVOCI and financial liability measured at amortized cost. The Company disclosed in the statements of comprehensive income (loss), the change in fair values of investments derecognized during the reporting period separately from those held at the end of the reporting period. No additional disclosures were considered necessary in the Company’s consolidated financial statements for the three months ended March 31, 2026.
3.    SALE OF BRAZIL OPERATIONS AND DISCONTINUED OPERATIONS
On January 23, 2026, the Company completed the sale of its 100% interest in the Brazil Operations to a third-party group (the “Buyer”). The Company recognized a gain of $105.6 million before tax on sale of the Brazil Operations during the three months ended March 31, 2026, calculated as follows:

Cash consideration received on closing	$891,085
Post-closing working capital adjustment(1)	2,410
Transaction costs	(4,977)
Net proceeds	888,518
Net carrying amount of the assets and liabilities sold	(758,575)
Accrual for future indemnity payments(2)	(24,298)
Gain on sale of Brazil Operations	$105,645
(1)    The cash consideration received is subject to a customary post-closing working capital adjustment. The net proceeds amount used to determine the gain on sale of the Brazil Operations includes an estimate of the post-closing working capital adjustment which is expected to be finalized in the second or third quarter of 2026.
(2)    The gain on sale of the Brazil Operations recognized during the three months ended March 31, 2026 is net of the Company’s estimate as at March 31, 2026 of the most likely amount of future indemnity payments to the Buyer for taxes and losses incurred by the Buyer in connection with settlement of litigation claims relating to periods prior to the sale transaction closing date. The estimate excludes amounts relating to outstanding matters for which a cash outflow has been assessed by the Company to be less than probable (note 19).

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

3.    SALE OF BRAZIL OPERATIONS AND DISCONTINUED OPERATIONS (CONTINUED)
In addition to the cash consideration received, the Company is entitled to additional production-linked cash consideration of up to $115.0 million payable on January 23, 2027, based on gold ounces sold by the Brazil Operations during the 12-month period following closing (the “Brazil Measurement Period”). The contingent consideration equals 12.5% of incremental revenue from gold sales above 200,000 ounces, subject to a maximum payment of $115.0 million if sales exceed 280,000 ounces during the Brazil Measurement Period.
The amount of consideration included in the calculation of gain on sale represents the amount that the Company expects to be entitled to in exchange for transferring the assets and liabilities of the Brazil Operations (the “Brazil Transaction Price”), which includes an estimate of the post-closing working capital adjustment. At March 31, 2026, the Company excluded the contingent production-linked consideration from the Brazil Transaction Price because the amount of the contingent payment has a high variability of possible outcomes that is dependent on factors outside of the Company’s influence including the operating, financial, regulatory and other risks specific to the underlying assets and the Buyer and volatility in future gold prices. The uncertainty about the amount of consideration will not be resolved until the end of the Brazil Measurement Period and the magnitude of any adjustment to any amount recognized as part of the gain on sale prior to the end of the Brazil Measurement Period could be significant.
Adjustments to the Brazil Transaction Price arising from the post-closing working capital adjustment, changes in the Company’s estimate of the amount of the contingent production-linked consideration it expects to receive and the most likely amount it expects to pay to the Buyer for future indemnity payments will be recognized in the statement of income or loss in the period in which the changes occur.
The carrying amounts of the assets and liabilities derecognized on disposition were as follows:

Assets
Cash and cash equivalents	$40,927
Trade and other receivables(1)	36,890
Inventories	122,600
Mineral properties, plant and equipment	731,318
Deferred income tax assets	6,535
Other assets	33,442
971,712
Liabilities
Accounts payable and accrued liabilities	126,148
Reclamation and closure cost provisions	56,996
Deferred income tax liabilities	2,417
Other liabilities	27,576
213,137
Net assets	$758,575
(1)    Trade and other receivables includes $22.0 million payable by the Company to the subsidiaries disposed of which was repaid during the three months ended March 31, 2026.
The Brazil Operations, being a component that represents a separate major geographical area of operations of the Company, has been presented as discontinued operations in these condensed consolidated interim financial statements. The statement of income (loss) and related notes for the three months ended March 31, 2025 have been restated to conform with the current period presentation of the Brazil Operations as discontinued operations.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

3.    SALE OF BRAZIL OPERATIONS AND DISCONTINUED OPERATIONS (CONTINUED)
The following tables present significant information about the results and cash flows of the Brazil Operations for the three months ended March 31, 2026 and 2025:

	2026	2025
Revenue	$66,541	$158,018
Operating expense	(31,841)	(96,513)
Depreciation and depletion	—	(46,600)
Other operating expenses	(506)	(1,453)
Income from operations	34,194	13,452
Finance expense	(437)	(1,906)
Finance income	47	294
Other expense	(7,389)	(7,151)
Income from discontinued operations before disposal	26,415	4,689
Income tax expense	(9,119)	(1,665)
Net income from discontinued operations before disposal	17,296	3,024
Gain on sale of discontinued operations	105,645	—
Net income from discontinued operations	$122,941	$3,024

Net income per share - discontinued operations
Basic	$0.16	$0.01
Diluted	0.15	0.01

	2026	2025
Cash provided by (used in):
Operating activities	$3,984	$40,530
Investing activities	(6,542)	(24,901)
Financing activities	(888)	(1,678)
4.    MARKETABLE SECURITIES
In February 2026, the Company sold all of its common shares of Minera Alamos Inc. held for total proceeds of C$56.1 million ($41.1 million) and derecognized the carrying amount of the marketable securities of $41.1 million. In connection with the dispositions, the Company transferred the cumulative gain of $11.1 million, net of tax, on the marketable securities from accumulated other comprehensive gain to retained earnings.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

5.    INVENTORIES

	March 31, 2026	December 31, 2025
Stockpiled ore	$391,981	$322,470
Heap leach ore	242,175	227,753
Work-in-process	39,835	62,062
Finished goods	19,323	12,072
Supplies	131,883	113,532
Total inventories	$825,197	$737,889

Classified and presented as:
Current	$392,045	$369,759
Non-current(1)	433,152	368,130
	$825,197	$737,889
(1)    Non-current inventories at March 31, 2026 and December 31, 2025 primarily relate to heap leach ore at Mesquite, and stockpiled ore at Greenstone and Valentine.
During the three months ended March 31, 2026, the Company recognized within cost of sales $4.3 million in write-downs of inventories relating to non-current stockpiled ore at Valentine (2025 – $28.6 million primarily relating to heap leach ore at Los Filos to reflect the change in expected timing of recovery of the remaining ounces).
6.    MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Plant and equipment	Construction- in-progress	Exploration and evaluation assets	Total
Cost
Balance – December 31, 2025	$6,131,297	$2,536,027	$39,565	$43,421	$8,750,310
Additions(1)	63,857	99,311	4,266	—	167,434
Disposals	(4,754)	(3,399)	—	—	(8,153)
Change in reclamation and closure cost asset	1,544	—	—	—	1,544
Balance – March 31, 2026	$6,191,944	$2,631,939	$43,831	$43,421	$8,911,135

Accumulated depreciation and depletion
Balance – December 31, 2025	$578,583	$261,398	$—	$—	$839,981
Depreciation and depletion	77,723	44,790	—	—	122,513
Disposals	—	(188)	—	—	(188)
Balance – March 31, 2026	$656,306	$306,000	$—	$—	$962,306
Net book value
At December 31, 2025	$5,552,714	$2,274,629	$39,565	$43,421	$7,910,329
At March 31, 2026	$5,535,638	$2,325,939	$43,831	$43,421	$7,948,829
(1)Non-cash additions for the three months ended March 31, 2026 primarily relate to $2.8 million of depreciation and depletion capitalized to mineral properties.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

7.    OTHER NON-CURRENT ASSETS

	March 31, 2026	December 31, 2025
Heap leach ore	$199,681	$201,823
Indemnification asset	39,844	39,844
Corani net smelter returns royalty	18,750	—
Supplies	14,460	14,460
Convertible note receivable	—	18,750
Other	3,303	3,935
	$276,038	$278,812
Corani net smelter returns royalty and convertible note receivable
At December 31, 2025, the Company held a convertible note receivable from Bear Creek Mining Corporation (“Bear Creek”) with an outstanding balance of $28.4 million, which was issued in connection with an asset sale in a prior period (the “Bear Creek Convertible Note”). On February 26, 2026, Bear Creek and Highlander Silver Corp. (“Highlander”) completed a plan of arrangement under which Highlander acquired all of the issued and outstanding shares of Bear Creek (the “Arrangement”). As a result, the debt settlement agreement that the Company entered into with Highlander on December 19, 2025, which was conditional upon closing of the Arrangement, became effective.
Pursuant to the terms of the debt settlement agreement, the Company received a 0.5% unsecured net smelter returns royalty on the Corani silver project in Peru (“Corani NSR”) as settlement for the Bear Creek Convertible Note. Highlander has the right to buy back 0.167% of the Corani NSR, reducing the royalty to 0.333% of the net smelter returns, for $8.3 million until the earlier of: (i) January 1, 2033; and (ii) the date that is six months after a final investment decision.
Upon settlement, the Company derecognized the carrying amount of the Bear Creek Convertible Note of $18.8 million and recognized a separate other non-current asset at cost, representing the fair value of the Corani NSR on the date of settlement, with no gain or loss recognized.
8.    LOANS AND BORROWINGS

	Note	March 31, 2026	December 31, 2025
Credit facility	8(a)	$432,762	$1,106,590
2023 convertible notes		142,992	140,635
2025 convertible notes		23,565	23,625
Sprott loan	8(b)	—	281,920
Other		15,410	1,910
Total loans and borrowings		$614,729	$1,554,680

Classified and presented as:
Current(1)		$29,080	$181,330
Non-current		585,649	1,373,350
		$614,729	$1,554,680
(1)The current portion of loans and borrowings at March 31, 2026 represents the debt host component of the 2025 convertible notes and the current portion of other borrowings (December 31, 2025 – debt host component of the 2025 convertible notes and the current portion of the credit facility, Sprott loan and other borrowings).

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

8.    LOANS AND BORROWINGS (CONTINUED)
The following is a reconciliation of the changes in the carrying amount of loans and borrowings during the three months ended March 31, 2026 and 2025 to cash flows arising from financing activities:

	Note	2026	2025
Balance – beginning of period(1)		$1,556,387	$1,347,831
Financing cash flows:
Proceeds from loans and borrowings		14,308	40,000
Repayments of loans and borrowings	8(a),(b)	(977,189)	—
Interest paid		(12,822)	(26,158)
Other	8(b)	(12,202)	—
Other changes:
Interest and accretion expense		18,033	33,235
Loss on extinguishment of debt	8(a),(b)	32,616	—
Foreign exchange gain		(597)	—
Balance – end of period(1)		618,534	1,394,908
Less: accrued interest(2)		(3,805)	(2,048)
Balance – end of period, excluding accrued interest		$614,729	$1,392,860
(1)    Includes accrued interest.
(2)    Included in accounts payable and accrued liabilities.
(a)Credit facility
At December 31, 2025, the Company’s credit facility with a syndicate of lenders (the “Credit Facility”) consisted of an $850.0 million revolving credit facility (the “Revolving Facility”) and a $500.0 million term loan (the “Term Loan”).
On January 23, 2026, the Company repaid the $500.0 million balance under the Term Loan in full, without penalty, and the Term Loan facility was terminated. The Company recognized a loss of $16.0 million in other expense on extinguishment of the Term Loan. Pursuant to the terms of Credit Facility, the uncommitted accordion feature, which permits the Company to request an increase in the principal amount of the facility, was increased to $350.0 million upon full repayment of the Term Loan.
During the three months ended March 31, 2026, the Company repaid $190.0 million of the outstanding principal under the Revolving Facility. At March 31, 2026, there was $409.6 million undrawn on the Revolving Facility.
The Revolving Facility is subject to standard conditions and covenants, including financial covenants which are calculated as at the last day of each fiscal quarter. At March 31, 2026, the Company was in compliance with the applicable covenants.
On April 27, 2026, the Company amended certain terms of its Revolving Facility. The amendments include an increase in the facility size from $850.0 million to $1.0 billion, an extension of the maturity date from July 31, 2029 to July 31, 2030, and an increase in the accordion feature from $350.0 million to $500.0 million.
The amended terms also reduce the applicable interest rate from the applicable term rate based on the Secured Overnight Financing Rate (“SOFR”) plus a margin of 1.875% to 3.125%, based on the Company’s total net leverage ratio, to SOFR plus a margin of 1.45% to 2.50%, and amend certain financial covenants, which include an increase to the senior net leverage ratio and a reduction in the interest coverage ratio.
Following the April 2026 amendment, the Revolving Facility is secured by a pledge over the shares of certain subsidiaries of the Company and asset level security on the property and assets of Greenstone, which will remain in place until the contingent payment obligation at Greenstone (“Greenstone Contingent Consideration”) (note 10(b)(iii)) is fully settled.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

8.    LOANS AND BORROWINGS (CONTINUED)
(b)Sprott loan
On January 23, 2026, the Company repaid the outstanding principal of $261.3 million and remaining balance of $25.1 million in the additional payments payable under the credit facility with Sprott Private Resource Lending II (Collector-2), LP (the “Sprott Loan”) in full. Pursuant to the terms of the Sprott Loan, the Company paid an additional amount of $12.2 million, equal to the interest that would have been accrued on the principal amount prepaid from the date of prepayment to June 30, 2026. The Company recognized a loss of $16.6 million in other expense on extinguishment of the Sprott Loan.
9.    DEFERRED REVENUE

	Stream arrangement (note 9(a))	Gold prepay transactions (note 9(b))	Gold purchase and sale arrangement (note 9(c))	Total
Balance – December 31, 2025	$127,039	$102,716	$62,972	$292,727
Gold delivered	(520)	(25,502)	(2,835)	(28,857)
Accretion expense	(1,477)	2,153	3,517	4,193
Balance – March 31, 2026	$125,042	$79,367	$63,654	$268,063

			March 31, 2026	December 31, 2025
Classified and presented as:
Current(1)			$101,779	$127,597
Non-current			166,284	165,130
			$268,063	$292,727
(1)    The current portion of deferred revenue is based on the amounts of gold expected to be delivered within 12 months of the reporting date.
(a)Stream arrangement
During the three months ended March 31, 2026, the Company delivered 1,998 gold ounces (2025 – 1,174 gold ounces) under the stream arrangement it assumed in 2024. The Company received average cash consideration of $975 per ounce (2025 – $568 per ounce), representing 20% of the spot gold price at the time of delivery. Total revenue recognized during the three months ended March 31, 2026, which consists of the cash consideration received on delivery of the gold ounces and the portion of the deferred revenue obligation satisfied, amounted to $2.5 million (2025 – $2.5 million).
(b)Gold prepay transactions
During the three months ended March 31, 2026, the Company delivered 11,606 gold ounces (2025 – 3,869 gold ounces) under the gold prepay transactions with certain of its lenders (the “Gold Prepay Transactions”), of which 4,661 gold ounces (2025 – 1,554 gold ounces) were sold on a spot price basis.
The Company received average cash consideration of $2,778 per ounce (2025 – $955 per ounce) for the gold ounces sold on a spot price basis, representing the difference between the spot gold price at the time of delivery and the fixed price in accordance with the contracts. Total revenue recognized during the three months ended March 31, 2026, which consists of the cash consideration received on delivery of the gold ounces and the portion of the deferred revenue obligation satisfied, amounted to $38.5 million (2025 – $10.0 million). At March 31, 2026, there were 36,398 gold ounces (December 31, 2025 – 48,004 gold ounces) outstanding to be delivered over the remaining contract term to September 2026.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

9.    DEFERRED REVENUE (CONTINUED)
(c)Gold purchase and sale arrangement
During the three months ended March 31, 2026, the Company delivered 1,500 gold ounces (2025 – 1,500 gold ounces) under the gold purchase and sale arrangement it entered into in 2023. The Company received average cash consideration of $977 per ounce (2025 – $570 per ounce), representing 20% of the spot gold price at the time of delivery. Total revenue recognized during the three months ended March 31, 2026, which consists of the cash consideration received on delivery of the gold ounces and the portion of the deferred revenue obligation satisfied, amounted to $4.3 million (2025 – $3.7 million). At March 31, 2026, there were 75,500 gold ounces (December 31, 2025 – 77,000 gold ounces) remaining to be delivered under the arrangement.
10.    DERIVATIVE FINANCIAL INSTRUMENTS
(a)Derivative assets
The following is a summary of the Company’s derivative assets at March 31, 2026 and December 31, 2025:

		March 31, 2026	December 31, 2025
Foreign exchange contracts	10(b)(i)	$2	$9,176
Other		80	113
		$82	$9,289

Classified and presented as:
Current(1)		$—	$8,573
Non-current(2)		82	716
		$82	$9,289
(1)    Included in other current assets.
(2)    Included in other non-current assets.
(b)Derivative liabilities
The following is a summary of the Company’s derivative liabilities at March 31, 2026 and December 31, 2025:

	Note	March 31, 2026	December 31, 2025
Foreign exchange contracts	10(b)(i)	$1,772	$18
Gold contracts	10(b)(ii)	47,615	58,472
Greenstone Contingent Consideration	10(b)(iii)	98,391	94,328
2025 convertible notes conversion option	10(b)(iv)	41,976	40,816
Equinox Gold warrant liability	10(b)(v)	28,920	37,247
		$218,674	$230,881

Classified and presented as:
Current		$169,576	$184,171
Non-current		49,098	46,710
		$218,674	$230,881

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

10.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(i)Foreign exchange contracts
In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts to manage its exposure to currency risk on expenditures denominated in currencies other than USD. On January 23, 2026, the Company fully settled its outstanding USD:Brazilian Réal foreign exchange contracts, prior to their contractual maturities. At March 31, 2026, the Company had in place USD:CAD put and call options with the following notional amounts, maturity dates and weighted average rates:

	USD notional amount		Call options’ weighted average strike price	Put options’ weighted average strike price
Currency	Within 1 year	1-2 years
CAD	$360,000	$71,000	1.34	1.40
The following table summarizes the changes in the carrying amount of the foreign exchange contracts during the three months ended March 31, 2026 and 2025:

	2026	2025
Net (asset) liability – beginning of period	$(9,158)	$54,280
Settlements	10,295	(3,659)
Change in fair value	633	(30,665)
Net liability – end of period	$1,770	$19,956
The fair value of the foreign exchange contracts at March 31, 2026 and December 31, 2025 is presented as follows:

	March 31, 2026	December 31, 2025
Net liability (asset) presented as:
Current derivative assets	$—	$(8,573)
Non-current derivative assets	(2)	(603)
Current derivative liabilities	1,473	1
Non-current derivative liabilities	299	17
	$1,770	$(9,158)
(ii)Gold contracts
At March 31, 2026, the Company had 9,999 total notional ounces remaining under its outstanding gold collar contracts which mature over the period to June 2026 with a weighted average put and call strike price of $2,100 and $3,487, respectively.
At March 31, 2026, the Company also had 14,721 total notional ounces remaining under its outstanding financial swap agreements that were entered into in connection with certain of the Gold Prepay Transactions (note 9(b)). Under the swap agreements, which are cash-settled, the Company receives a weighted average price of $2,204 per ounce in exchange for paying the spot price for 34,919 total notional ounces over the period from March 2025 to September 2026.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

10.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(ii)Gold contracts (continued)
The following table summarizes the changes in the carrying amount of the gold contracts during the three months ended March 31, 2026 and 2025:

	2026	2025
Liability – beginning of period	$58,472	$20,501
Settlements	(26,832)	(3,701)
Change in fair value	15,975	30,769
Liability – end of period	$47,615	$47,569
(iii)Greenstone Contingent Consideration
At March 31, 2026, the Company’s obligation under the Greenstone Contingent Consideration to deliver 11,111 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, upon reaching specific production milestones at Greenstone relates to the production milestones of 500,000 ounces and 700,000 ounces.
The following table summarizes the changes in the carrying amount of the Greenstone Contingent Consideration during the three months ended March 31, 2026 and 2025:

	2026	2025
Balance – beginning of period	$94,328	$86,223
Change in fair value	4,063	14,964
Balance – end of period	$98,391	$101,187
The fair value of the Greenstone Contingent Consideration at March 31, 2026 and December 31, 2025 is presented as follows:

	March 31, 2026	December 31, 2025
Current derivative liabilities	$49,592	$47,635
Non-current derivative liabilities	48,799	46,693
	$98,391	$94,328
(iv)2025 convertible notes conversion option
The following table summarizes the changes in the carrying amount of the conversion option component (the “2025 Convertible Notes Conversion Option”) of the 2025 convertible notes (the “2025 Convertible Notes”) assumed by the Company on the acquisition of Calibre in June 2025 (the “Calibre Acquisition”) during the three months ended March 31, 2026 and 2025:

	2026	2025
Balance – beginning of period	$40,816	$—
Change in fair value	1,160	—
Balance – end of period	$41,976	$—

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

10.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(v)Equinox Gold warrant liability
The following table summarizes the change in the number of outstanding warrants, which were previously issued by Calibre and became exercisable for Equinox Gold common shares on closing of the Calibre Acquisition, (“Equinox Gold Warrants”) during the three months ended March 31, 2026:

	Number of warrants	Weighted average exercise price (C$)
Outstanding and exercisable – December 31, 2025	4,271,060	$10.43
Exercised	(1,195,789)	12.84
Outstanding and exercisable – March 31, 2026	3,075,271	$9.49
The following table summarizes information about the Equinox Gold Warrants outstanding at March 31, 2026:

Exercise price (C$)	Number of warrants	Expiry date
$6.26	1,569,002	January 31, 2028
$12.86	1,506,269	March 4, 2030
	3,075,271
The following table summarizes the changes in the carrying amount of the Equinox Gold Warrants during the three months ended March 31, 2026 and 2025:

	2026	2025
Balance – beginning of period	$37,247	$—
Exercised	(5,708)	—
Change in fair value	(2,619)	—
Balance – end of period	$28,920	$—
11.    SHARE CAPITAL AND DIVIDENDS
(a)Normal course issuer bid
On February 25, 2026, the Company received approval from the TSX for the implementation of a normal course issuer bid (“NCIB”) to repurchase, for cancellation, up to an aggregate of 39,414,095 common shares of Equinox Gold, representing approximately 5% of the Company’s issued and outstanding common shares as of February 18, 2026. Under the NCIB, the Company may repurchase its common shares at the prevailing market price during the 12-month period from March 2, 2026 to March 1, 2027.
During the three months ended March 31, 2026, the Company repurchased 307,100 of its outstanding common shares at an average share price of C$20.93 per share for total consideration of $4.7 million. The shares were cancelled upon repurchase. The difference of $2.8 million between the total amount paid and the amount deducted from common shares of $1.9 million, representing the average paid in capital per common share outstanding prior to the repurchase date, was recorded as a decrease to retained earnings.
(b)Dividends paid
On March 26, 2026, the Company paid total cash dividends of $11.8 million to shareholders of record as of March 12, 2026 at $0.015 per common share. On May 6, 2026, the Company declared a quarterly cash dividend of $0.015 per common share, which is payable on June 5, 2026 to shareholders of record as of May 21, 2026.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

12.    OPERATING EXPENSE
Operating expense during the three months ended March 31, 2026 and 2025 consists of the following expenses by nature:

	2026	2025
Raw materials and consumables	$129,027	$58,336
Salaries and employee benefits(1)	67,805	43,623
Contractors	98,915	28,812
Repairs and maintenance	39,836	11,127
Site administration	20,669	21,496
Royalties	20,947	5,773
	377,199	169,167
Change in inventories	(66,298)	26,897
Total operating expense	$310,901	$196,064
(1)    Total salaries and employee benefits, excluding share-based compensation, for the three months ended March 31, 2026, including amounts recognized within care and maintenance expense, exploration and evaluation expense and general and administration expense, was $84.8 million (2025 – $57.5 million).
13.    GENERAL AND ADMINISTRATION EXPENSE
General and administration expense during the three months ended March 31, 2026 and 2025 consists of the following expenses by nature:

	2026	2025
Salaries and employee benefits	$9,101	$6,209
Professional fees	6,952	4,720
Office and other expenses	4,030	2,628
Share-based compensation	1,123	3,719
Depreciation	260	90
Total general and administration expense	$21,466	$17,366
14.    OTHER EXPENSE
Other expense during the three months ended March 31, 2026 and 2025 consists of the following:

	Note	2026	2025
Change in fair value of foreign exchange contracts	10	$(633)	$30,665
Change in fair value of gold contracts	10	(15,975)	(30,769)
Change in fair value of Greenstone Contingent Consideration	10	(4,063)	(14,964)
Change in fair value of 2025 Convertible Notes Conversion Option	10	(1,160)	—
Change in fair value of Equinox Gold Warrants	10	2,619	—
Loss on extinguishment of debt	8(a), (b)	(32,616)	—
Foreign exchange gain		3,802	876
Other expense		(703)	(1,528)
Total other expense		$(48,729)	$(15,720)

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

15.    NET INCOME (LOSS) PER SHARE
The calculations of basic and diluted net income (loss) per share (“EPS”) for the three months ended March 31, 2026 and 2025 are as follows:

		Net income			Net income per share
2026	Weighted average shares outstanding	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Basic EPS	788,596,532	$187,170	$122,941	$310,111	0.24	$0.16	$0.39
Dilutive restricted share units	2,163,210	—	—	—
Dilutive stock options	5,756,390	—	—	—
Dilutive warrants	1,852,120	(2,619)	—	(2,619)
Dilutive convertible notes	27,382,391	3,863	—	3,863
Diluted EPS	825,750,643	$188,414	$122,941	$311,355	0.23	$0.15	$0.38

		Net (loss) income			Net (loss) income per share
2025	Weighted average shares outstanding	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Basic and diluted EPS	455,731,465	$(78,503)	$3,024	$(75,479)	(0.17)	$0.01	$(0.17)

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

16.    SEGMENT INFORMATION
Operating results of operating segments are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segments and to assess performance. The Company’s operating segments are managed and assessed separately, with each segment comprising a single mine or mines that are exposed to similar operating, financial and regulatory risks.
The following tables present significant information about the Company’s reportable operating segments as reported to the Company’s CODM. The segment information for the current and comparative periods reflects the presentation of the Brazil Operations as discontinued operations (note 3).

Three months ended March 31, 2026
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Continuing operations
Greenstone	$280,165	$(92,483)	$(46,841)	$—	$—	$140,841
Valentine	120,248	(52,426)	(20,720)	(2,582)	—	44,520
Mesquite	60,640	(24,880)	(6,581)	—	—	29,179
Nicaragua(1)	391,328	(134,725)	(37,398)	(3,319)	—	215,886
Castle Mountain(2)	9,167	(5,827)	(396)	(85)	(2,070)	789
Los Filos(2)	45	(560)	—	(131)	(18,701)	(19,347)
Corporate	—	—	—	(170)	(21,466)	(21,636)
	861,593	(310,901)	(111,936)	(6,287)	(42,237)	390,232
Discontinued operations
Brazil Operations	66,541	(31,841)	—	(504)	(2)	34,194
	$928,134	$(342,742)	$(111,936)	$(6,791)	$(42,239)	$424,426

Three months ended March 31, 2025
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Continuing operations
Greenstone	$129,550	$(70,416)	$(34,733)	$—	$—	$24,401
Mesquite	35,476	(21,547)	(5,041)	—	—	8,888
Castle Mountain(2)	9,243	(5,982)	(341)	(142)	(417)	2,361
Los Filos(2)	91,437	(98,119)	(10,717)	(415)	(9,528)	(27,342)
Corporate	—	—	—	(138)	(17,366)	(17,504)
	265,706	(196,064)	(50,832)	(695)	(27,311)	(9,196)
Discontinued operations
Brazil Operations	158,018	(96,513)	(46,600)	(1,121)	(332)	13,452
	$423,724	$(292,577)	$(97,432)	$(1,816)	$(27,643)	$4,256
(1)The Nicaragua reportable segment consists of Libertad and Limon.
(2)Other operating expenses at Castle Mountain and Los Filos for the three months ended March 31, 2026 and 2025 relate to care and maintenance costs. Care and maintenance costs for Los Filos for the three months ended March 31, 2026 includes $5.3 million relating to salaries, employee benefits and severance costs, and $3.9 million relating to depreciation and depletion (2025 – $7.4 million and nil, respectively).

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

16.    SEGMENT INFORMATION (CONTINUED)

	Total assets		Total liabilities
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Continuing operations
Greenstone	$3,997,293	$3,922,963	$(1,267,073)	$(1,263,416)
Valentine	2,315,920	2,225,144	(628,332)	(869,978)
Mesquite	333,858	319,723	(54,518)	(58,831)
Nicaragua	1,244,436	1,208,712	(431,189)	(462,009)
Castle Mountain	355,455	357,732	(12,215)	(14,082)
Los Filos	1,025,833	1,034,275	(178,273)	(195,147)
Corporate	383,260	538,514	(959,235)	(1,645,950)
	9,656,055	9,607,063	(3,530,835)	(4,509,413)
Discontinued operations
Brazil Operations	—	928,332	—	(230,675)
	$9,656,055	$10,535,395	$(3,530,835)	$(4,740,088)

	Capital expenditures(1)
Three months ended March 31	2026	2025
Continuing operations
Greenstone	$52,969	$39,816
Valentine	47,875	—
Mesquite	10,249	9,918
Nicaragua	46,523	—
Castle Mountain	2,300	1,705
Los Filos	1,156	5,906
	161,072	57,345
Discontinued operations
Brazil Operations	6,362	35,322
	$167,434	$92,667
(1)Capital expenditures in the above table represent capital expenditures on an accrual basis. Expenditures on mineral properties, plant and equipment in the consolidated statements of cash flows represent capital expenditures on a cash basis. Expenditures on mineral properties, plant and equipment in the consolidated statement of cash flows for the three months ended March 31, 2026 exclude non-cash additions (note 6) and include a decrease in accrued expenditures of $20.3 million (2025 – exclude $5.5 million of non-cash additions to right-of-use assets and $3.3 million of capitalized depreciation and depletion, and include a decrease in accrued expenditures of $13.7 million).
17.    SUPPLEMENTAL CASH FLOW INFORMATION
The changes in non-cash working capital during the three months ended March 31, 2026 and 2025 were as follows:

	2026	2025
Increase in trade and other receivables	$(9,337)	$(22,427)
(Increase) decrease in inventories	(81,134)	24,466
(Increase) decrease in prepaid expenses and other current assets	(7,961)	7,508
Decrease in accounts payable and accrued liabilities	(5,730)	(28,367)
Changes in non-cash working capital	$(104,162)	$(18,820)

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

18.    FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).
Level 3 – unobservable inputs for which market data are not available.
(a)Financial assets and financial liabilities measured at fair value
The fair values of the Company’s financial assets and financial liabilities that are measured at fair value in the statement of financial position and the levels in the fair value hierarchy into which the inputs to the valuation techniques used to measure the fair values are categorized are as follows:

At March 31, 2026	Level 1(3)	Level 2(4)	Level 3(5)	Total
Marketable securities	$136,654	$—	$—	$136,654
Derivative assets(1)	—	82	—	82
Derivative liabilities(1)	—	(120,283)	(98,391)	(218,674)
Net financial assets (liabilities)	$136,654	$(120,201)	$(98,391)	$(81,938)

At December 31, 2025
Marketable securities	$162,683	$—	$—	$162,683
Derivative assets(1)	—	9,289	—	9,289
Other financial asset(2)	—	—	18,750	18,750
Derivative liabilities(1)	—	(136,553)	(94,328)	(230,881)
Net financial assets (liabilities)	$162,683	$(127,264)	$(75,578)	$(40,159)
(1)Includes current and non-current derivatives (note 10).
(2)The other financial asset measured at fair value at December 31, 2025 relates to the Bear Creek Convertible Note (note 7).
(3)The fair values of marketable securities are based on their quoted market price.
(4)The fair value of the Company’s foreign currency contracts included in derivative liabilities is based on forward foreign exchange rates and the fair value of the Company’s gold contracts is based on forward metal prices.
The fair value of the 2025 Convertible Notes Conversion Option included in derivative liabilities at March 31, 2026 was estimated using the Black-Scholes option pricing model which uses market-derived inputs including the Company’s share price and share price volatility (December 31, 2025 – estimated using a convertible debt valuation model which considers the contractual terms of the convertible notes and market-derived inputs including the Company’s share price and share price volatility, and a market interest rate that reflects the risks associated with the financial instruments). Management determined that the fair value estimated using the Black-Scholes option pricing model approximates the fair value that would have been estimated using the convertible debt valuation model used as at December 31, 2025.
The fair value of the Equinox Gold Warrants included in derivative liabilities is determined using the Black-Scholes option pricing model which uses market-derived inputs including the Company’s share price and share price volatility.
(5)The fair value of the Greenstone Contingent Consideration included in derivative liabilities is calculated as the present value of projected future cash flows using a market interest rate that reflects the risk associated with the delivery of the contingent consideration. The projected cash flows are affected by assumptions related to the achievement of production milestones.
The fair value of the Bear Creek Convertible Note at December 31, 2025 was deemed to equal the fair value of the Corani NSR (note 7). The fair value of the Corani NSR was estimated using a discounted cash flow model.
There were no amounts transferred between levels of the fair value hierarchy during the three months ended March 31, 2026.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

18.    FAIR VALUE MEASUREMENTS (CONTINUED)
(b)Financial assets and financial liabilities not already measured at fair value
At March 31, 2026 and December 31, 2025, the carrying amounts of the Company’s cash and cash equivalents, trade and other current receivables, restricted cash, and trade payables and accrued liabilities approximate their fair values due to the short-term nature of the instruments.
The fair values of the Company’s other financial liabilities, excluding lease liabilities, that are not measured at fair value in the statement of financial position as compared to the carrying amounts were as follows:

		March 31, 2026		December 31, 2025
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Credit Facility(1)	2	$432,762	$439,228	$1,106,590	$1,131,898
2023 convertible notes(2)	1	142,992	376,792	140,635	407,618
2025 Convertible Notes(3)	2	23,565	24,426	23,625	24,323
Sprott Loan(1)	2	—	—	281,920	281,509
Equipment financing facilities(4)	2	172,683	177,935	181,633	188,878
(1)The fair values of the Credit Facility (note 8(a)) at March 31, 2026 and December 31, 2025, and of the Sprott Loan (note 8(b)) at December 31, 2025, were calculated as the present value of contractual future cash flows using market interest rates for similar instruments.
(2)The carrying amount of the 2023 convertible notes issued in September 2023 (the “2023 Convertible Notes”) represents the liability component of the instruments, while the fair value reflects both the liability and equity components. The fair value is determined using the quoted market price of the 2023 Convertible Notes.
(3)The carrying amount and fair value of the 2025 Convertible Notes represent the debt host component of the hybrid financial instruments. The fair value is calculated as the present value of contractual future cash flows, discounted using a market interest rate for similar instruments.
(4)The fair value of the equipment financing facilities at Greenstone and Valentine (the “Equipment Facilities”) is calculated as the present value of contractual future cash flows, discounted using market interest rates for similar instruments. At March 31, 2026, the carrying amount of the Equipment Facilities, excluding accrued interest, was $172.7 million (December 31, 2025 – $181.6 million), of which $36.9 million (December 31, 2025 – $36.1 million) is included in other current liabilities and $135.8 million (December 31, 2025 – $145.6 million) is included in other non-current liabilities.
19.    CONTINGENCIES
The Company is a defendant in various lawsuits and is exposed to contingent liabilities arising from legal and other actions relating to tax, environmental and other matters. Management regularly reviews these matters with external counsel to assess the likelihood of a material cash outflow. Where management believes that a cash outflow is probable, a provision for the estimated settlement amount is recognized. Liabilities relating to uncertain tax treatments are recognized as part of income tax liabilities. At March 31, 2026, the Company’s provision for legal, environmental and other matters amounted to $24.3 million, which was included in other non-current liabilities and primarily relates to the Company’s estimate of future indemnity payments in connection with the sale of the Brazil Operations (note 3) (December 31, 2025 – $10.3 million which was primarily included in liabilities relating to assets held for sale).
The Company is exposed to contingent liabilities related to civil and criminal proceedings concerning a former subsidiary that owns Aurizona, arising from a March 2021 rain event and resulting flooding. As part of the sale of the Brazil Operations (note 3), the Company provided indemnities in respect of certain claims, including this matter. At March 31, 2026, no provision has been recognized against the gain on sale of the Brazil Operations in respect of this matter, as the Company believes these proceedings are without merit and that a cash outflow under the indemnities in respect of this matter is not probable.
There were no other significant matters which arose during the three months ended March 31, 2026, nor significant changes to the Company’s outstanding matters during the three months ended March 31, 2026.